NEWS RELEASE

Kelso Technologies Inc.
(The “Company” or “Kelso”)	July 12, 2018

Canada: TSX: KLS
United States: NYSE American: KIQ

KELSO TECHNOLOGIES INC.

RESPONDS TO MARKET ACTIVITY

Vancouver, British Columbia and Bonham, Texas - At the request of IIROC ("Investment Industry Regulatory Organization of Canada"), Kelso Technologies Inc. (“Kelso” or the “Company”), (TSX: KLS), (NYSE American: KIQ) (the "Company") wishes to confirm that it is not aware of any material, undisclosed information related to the Company that would account for the recent increase in the market price and level of trading volume of its common shares.

About Kelso Technologies

Kelso is an engineering product development company that specializes in the development, production and distribution of proprietary service equipment used in transportation applications. Our reputation has been earned as a developer and reliable supplier of unique high performance rail tank car equipment for the handling and containment of hazardous and non-hazardous commodities during transport. All Kelso products are developed with emphasis on economic and operational advantages to customers while mitigating the impact of human error and environmental release. The Company offers specialized truck tanker equipment, rail wheel cleaning systems, fuel loading systems, military applications, first responder emergency response kits and suspension systems for motor vehicles being used in rugged outback terrains.

For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted under the Company’s profile on www.sedar.com in Canada and on EDGAR at www.sec.gov in the United States.

On behalf of the Board of Directors,

James R. Bond, CEO and President

For further information, please contact:

James R. Bond, CEO and President	Richard Lee, Chief Financial Officer	Corporate Address:
Email: bond@kelsotech.com	Email: lee@kelsotech.com	13966 - 18B Avenue
South Surrey, BC V4A 8J1
www.kelsotech.com